UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

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NEWS RELEASE

Release Time	IMMEDIATE

Date	22 January 2014

Number	03/14

BHP BILLITON OPERATIONAL REVIEW

FOR THE HALF YEAR ENDED 31 DECEMBER 2013

•	Strong operating performance in the December 2013 half year with production records achieved across 10 operations and three commodities. Full year production guidance maintained for our Petroleum, Copper, Iron Ore and Coal businesses.

•	Western Australia Iron Ore achieved record production of 108 million tonnes (100% basis) for the December 2013 half year as the operation benefited from the early delivery of first production from the Jimblebar mine.

•	Queensland Coal achieved record production for the December 2013 half year as several productivity initiatives increased annualised production to 68 million tonnes (100% basis) in the December 2013 quarter.

•	Petroleum liquids production increased by 9% to 50 million barrels of oil equivalent in the December 2013 half year, underpinned by a 72% increase at Onshore US.

•	Another two major projects delivered first production in the December 2013 quarter and all remaining projects are on schedule and budget.

•	BHP Billiton’s share of capital and exploration expenditure for the 2014 financial year is expected to be US$16.1 billion[i], as planned.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Strong operating performance across our diversified portfolio in the December 2013 half year delivered a 10 per centii increase in production and volumes are expected to grow by 16 per centii over the two years to the end of the 2015 financial year. Iron ore and metallurgical coal were particularly strong and are very well positioned to achieve guidance, notwithstanding the general uncertainty that exists as we enter the wet season.

“Our productivity continues to improve and this was most clearly demonstrated by our Queensland Coal business which ran at an annualised rate of 68 million tonnes in the December 2013 quarter. Our productivity agenda is in full swing and we expect to carry strong momentum into the second half of the financial year.

“During the period, six of our major projects delivered first production and our 10 remaining projects, which are largely low risk, brownfield expansions, are tracking to plan. By maintaining strict financial discipline and increasing internal competition for capital we intend to further differentiate ourselves by achieving a superior rate of return on incremental investment. We also remain committed to actively managing our portfolio for value. This strategy leaves us well positioned to deliver a substantial increase in free cash flow and higher returns to shareholders.”

Note: Unless specified otherwise: variance analysis relates to the relative performance of BHP Billiton and/or its operations during the December 2013 half year compared with the December 2012 half year; production and sales volumes from subsidiaries (which include Escondida, Jimblebar, BHP Billiton Mitsui Coal and our manganese operations) are reported on a 100 per cent basis; volumes from equity accounted investments (which include Antamina, Samarco and Cerrejon Coal) and other operations are reported on a proportionate consolidation basis.

Summary

Production summary	DEC 2013 HALF	DEC 2013 QTR	DEC H13 vs DEC H12	DEC Q13 vs DEC Q12	DEC Q13 vs SEP Q13
Total petroleum products (million boe)	120.4	57.7	-1%	-4%	-8%

Copper (‘000 tonnes)	843.2	439.9	6%	6%	9%
Iron ore (‘000 tonnes)	97,820	48,867	19%	16%	0%
Metallurgical coal (‘000 tonnes)	21,725	11,540	22%	30%	13%
Energy coal (‘000 tonnes)	37,406	17,767	-1%	-5%	-10%
Alumina (‘000 tonnes)	2,603	1,352	8%	10%	8%
Aluminium (‘000 tonnes)	612	302	8%	2%	-3%
Manganese ore (‘000 tonnes)	4,246	2,200	0%	4%	8%
Manganese alloy (‘000 tonnes)	303	166	7%	8%	21%
Nickel (‘000 tonnes)	78.2	37.8	9%	9%	-6%

BHP Billiton maintained strong momentum in the December 2013 half year as production increased by 10 per centii. Full year production guidance is retained for our Petroleum, Copper, Iron Ore and Coal businesses.

The Cerrejon P40 (Colombia) and Western Australia Iron Ore (WAIO) Port Blending and Rail Yard Facilities projects achieved first production during the December 2013 quarter, as planned. These projects will not be reported in future Operational Reviews. Our 10 remaining major projects are on schedule and budget.

During the December 2013 quarter, BHP Billiton approved an investment of US$301 million (BHP Billiton share) to replace two shiploaders at WAIO’s Nelson Point operations in Port Hedland. The two new shiploaders will increase the reliability of our inner harbour port facilities and create additional port capacity that will be utilised as a series of debottlenecking initiatives increase the capacity of our supply chain to approximately 260 million tonnes per annum (mtpa) to 270 mtpa (100 per cent basis), at a low capital cost. Commissioning of the two replacement shiploaders is scheduled for the second half of the 2014 calendar year.

BHP Billiton’s active program of portfolio simplification delivered proceeds of US$2.2 billion in the December 2013 half year following the completion of the Jimblebar (Australia) and Pinto Valley (US) transactions. The sale of the Navajo mine (US) was also completed during the period.

On 2 January 2014, the Group also announced the redemption of Petrohawk Energy Corporation’s 10.5% Senior Notes due 2014 and 7.875% Senior Notes due 2015. The total aggregate principal value of the notes to be redeemed is approximately US$1.4 billion and the redemption will be completed on 3 February 2014.

The new International Financial Reporting Standard (IFRS) 10 came into effect on 1 July 2013. The adoption of this accounting standard requires the full consolidation of Escondida (Chile), as compared to the proportionate consolidation of our 57.5 per cent equity interest which was applied in prior periods. This report has been prepared on the basis of this new accounting standard and includes 100 per cent of Escondida, unless otherwise noted.

In addition, IFRS 11 and International Financial Reporting Interpretations Committee (IFRIC) 20 came into effect on 1 July 2013. The adoption of IFRS 11 requires entities that no longer meet the definition of joint control (such as Antamina and Cerrejon Coal) or are classified as joint ventures (such as Samarco) to be equity accounted, whereas they were proportionately consolidated in prior periods. IFRIC 20 affects the accounting treatment for production stripping.

Although the adoption of IFRS 10, IFRS 11 and IFRIC 20 does not impact the Company’s share of production or sales volumes, it does impact the Group’s consolidated financial accounts. We have therefore republished 2013 interim and full year financial information to reflect these and other accounting policy changes.

As a consequence of these new accounting standards and interpretations, our taxation expense, including royalty-related taxation, as a proportion of pre-tax profit is now expected to be in the range of 31 per cent to 34 per cent in the 2014 financial year. This excludes the influence of exchange rate movements, adjustments to deferred tax balances associated with the Minerals Resource Rent Tax and the impact of exceptional items.

BHP Billiton operational review for the half year ended 31 December 2013	2

Following the adoption of the new accounting standards, our guidance for capital and exploration expenditure will now refer to BHP Billiton share. On this basis, the Company’s share of capital and exploration expenditure is expected to be US$16.1 billioni in the 2014 financial year.

FY14 capital and exploration expenditure guidance	US$ billion
Guidance provided on 20 August 2013iii	16.2
Adjustment for: Change in accounting standardsiv	0.5

16.7

Less: Non-controlling interests[v]	(1.5)
Add: BHP Billiton share of equity accounted investmentsvi	0.9

Capital and exploration expenditure (BHP Billiton share)[i]	16.1

The relative change in the price achieved for our major commodities in the December 2013 half year is summarised in the table below.

Average realised pricesvii	DEC H13 vs DEC H12	DEC H13 vs JUN H13	DEC H13 vs FY13
Oil (crude and condensate) (US$/bbl)	-2%	-4%	-3%
Natural gas (US$/mscf)	5%	-2%	1%
US natural gas (US$/mscf)	15%	-5%	5%
LNG (US$/mscf)	-2%	0%	-1%
Copper (US$/lb)viii	-6%	4%	-1%
Iron ore (US$/wmt)ix	10%	-4%	2%
Hard coking coal (US$/t)	-18%	-10%	-13%
Thermal coal (US$/t)[x]	-11%	-6%	-9%
Alumina (US$/t)xi	0%	-7%	-4%
Aluminium (US$/t)	-8%	-7%	-7%
Manganese ore (US$/dmtu)xi	4%	-4%	1%
Manganese alloy (US$/t)	-13%	-5%	-9%
Nickel metal (US$/t)	-17%	-13%	-15%

BHP Billiton operational review for the half year ended 31 December 2013	3

Petroleum and Potash

Production

	DEC 2013 HALF	DEC 2013 QTR	DEC H13 vs DEC H12	DEC Q13 vs DEC Q12	DEC Q13 vs SEP Q13
Crude oil, condensate and natural gas liquids (‘000 boe)	50,026	23,973	9%	3%	-8%
Natural gas (bcf)	422.31	202.65	-7%	-8%	-8%

Total petroleum products (million boe)	120.4	57.7	-1%	-4%	-8%

Total petroleum production – Total petroleum production for the December 2013 half year was 120.4 million barrels of oil equivalent. Guidance for the 2014 financial year remains unchanged at approximately 250 million barrels of oil equivalent.

Crude oil, condensate and natural gas liquids – A nine per cent increase in liquids production for the December 2013 half year was underpinned by a 72 per cent increase at Onshore US. This was supported by an 80 per cent increase at Atlantis (US) as volumes benefited from the start-up of a new production well in the September 2013 quarter. Atlantis production is expected to remain strong in the second half of the 2014 financial year with an additional well scheduled for completion.

The significant increase in liquids production at Onshore US and Atlantis during the period was partially offset by expected natural field decline across the broader Conventional business and scheduled downtime at Pyrenees (Australia). The one month maintenance outage of the floating production storage and off-take (FPSO) facility at Pyrenees was completed ahead of plan and the field had returned to full production of 34 thousand barrels per day (100 per cent basis) at the end of the period.

Onshore US liquids production for the December 2013 quarter was constrained by scheduled downtime across the Eagle Ford. This primarily reflected facility tie-ins in the Black Hawk to support significant growth in liquids production and the installation of additional production tubing for a number of wells at Hawkville to ensure their integrity over the long term. Guidance for the 2014 financial year remains unchanged with an anticipated 75 per cent increase in Onshore US liquids production.

Natural gas – Natural gas production declined by seven per cent in the December 2013 half year. The successful delivery of first gas from the Macedon project partially offset lower seasonal Bass Strait (both Australia) demand, as well as natural field decline at Haynesville (US), which followed our decision to prioritise Onshore US development drilling in the liquids rich Black Hawk region of the Eagle Ford.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 68% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 million cubic feet per day of high CO2 gas.	On schedule and budget. The overall project is 25% complete.

BHP Billiton operational review for the half year ended 31 December 2013	4

Onshore US drilling and development expenditure totalled US$2.4 billion in the December 2013 half year. Approximately 75 per cent of drilling activity occurred in the Eagle Ford, with the majority focused on our Black Hawk acreage. The rate of expenditure is expected to slow in the second half of the 2014 financial year following a 35 per cent reduction in the Company’s active rig count to 26 during the period. Our high return development plans are underpinned by annual investment of approximately US$4.0 billion, subject to market conditions.

As highlighted at the recent Petroleum briefing, the optimisation of our dry gas program will result in a series of charges in the 2014 financial year including rig termination costs of approximately US$100 million (with the majority booked in the first half) and underutilised legacy gas pipeline commitment charges of approximately US$170 million. Following a successful evaluation program we will also incur approximately US$600 million in depreciation charges related to Permian production in the 2014 financial year.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2013.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Stybarrow East-1	Carnarvon Basin WA-32-L	Oil	50% (Operator)	10 December 2013	675 metres	2,533 metres	Plugged and abandoned Hydrocarbons encountered Non-commercial
Stybarrow East-2	Carnarvon Basin WA-32-L	Oil	50% (Operator)	26 December 2013	675 metres	2,670 metres	Plugged and abandoned Dry hole

Petroleum exploration expenditure for the December 2013 half year was US$285 million, of which US$147 million was expensed. BHP Billiton also signed a Production Sharing Contract for Block 23b in Trinidad and Tobago, where the Group now has a 60 per cent interest and is the operator. A US$600 million exploration program, largely focused on the Gulf of Mexico (US) and Western Australia, is planned for the 2014 financial year.

Potash

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	On schedule and budget. The overall project is 16% complete.

Excavation of the production and service shafts paused in the December 2013 quarter to enable a thorough review of the activities completed to date and to ensure all learnings are captured and adopted in future works. Excavation is expected to resume in February 2014. The staggered manner in which we are progressing the production and service shafts allows us to mitigate risk and optimise their development. The project remains on schedule and budget.

BHP Billiton operational review for the half year ended 31 December 2013	5

Copper

Production

	DEC 2013 HALF	DEC 2013 QTR	DEC H13 vs DEC H12	DEC Q13 vs DEC Q12	DEC Q13 vs SEP Q13
Copper (‘000 tonnes)	843.2	439.9	6%	6%	9%
Lead (tonnes)	94,284	47,839	-4%	4%	3%
Zinc (tonnes)	61,410	32,855	18%	25%	15%
Silver (‘000 ounces)	17,538	8,850	-4%	1%	2%
Uranium oxide concentrate (Uranium) (tonnes)	1,978	1,008	-3%	0%	4%

Copper – Total copper production increased by six per cent in the December 2013 half year to 843 thousand tonnes.

The adoption of IFRS 10 requires the full consolidation of Escondida, as compared to the proportionate consolidation of our 57.5 per cent equity interest which has been applied in prior periods. This report has been prepared on the basis of this new accounting standard and includes 100 per cent of Escondida.

BHP Billiton’s copper production guidance for the 2014 financial year remains unchanged at 1.7 million tonnes, although the Group’s equity interest is 1.2 million tonnes. Production in the second half is expected to be weighted towards the June 2014 quarter.

Escondida copper production increased by seven per cent in the December 2013 half year to 564 thousand tonnes as ongoing productivity initiatives supported increased mill throughput and recoveries, which more than offset lower ore grades. Escondida remains on track to produce approximately 1.1 million tonnes of copper in the 2014 financial year before increasing to approximately 1.3 million tonnes in the 2015 financial year.

Pampa Norte (Chile) copper production increased by 37 per cent from the September 2013 quarter as recoveries at Spence improved during the period. Spence achieved record mill throughput in the December 2013 half year, which will underpin a strong increase in production through the second half of the 2014 financial year. Full year volumes at Spence are expected to be in line with the prior corresponding period.

Antamina (Peru) achieved record copper production for the December 2013 half year. This was underpinned by record mining and milling throughput, together with higher average ore grades, as mining progressed through a copper rich ore zone. Full year copper production at Antamina is expected to remain at a similar level to the 2013 financial year given a projected decline in copper ore grades, consistent with the mine plan.

Olympic Dam (Australia) copper production benefited from improved smelter reliability during the December 2013 quarter, although planned maintenance is expected to impact the smelter over a 20 day period in the second half of the 2014 financial year. The operation achieved record material mined for the December 2013 half year. Copper production at Olympic Dam for the 2014 financial year is expected to be in line with the prior period.

At 31 December 2013, the Group had 437,749 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.33 per pound. The final price of these sales will be determined over the remainder of the 2014 financial year. In addition, 385,721 tonnes of copper sales from the 2013 financial year were subject to a finalisation adjustment in the current period. Provisional pricing and finalisation adjustments will increase earnings before interest and tax by US$196 million in the December 2013 half year (December 2012 half year: US$67 million increase).xii

On 11 October 2013, BHP Billiton completed the sale of its Pinto Valley (US) mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp. for US$653 million, after working capital adjustments.

BHP Billiton operational review for the half year ended 31 December 2013	6

Lead/silver – Lead and silver production increased by three and two per cent, respectively, from the September 2013 quarter. Antamina achieved record silver production for the December 2013 half year. In addition, Cannington (Australia) delivered record material mined over the same period, however lead and silver production was affected by lower average ore grades, consistent with the mine plan.

Zinc – Total zinc production increased by 18 per cent in the December 2013 half year, supported by higher average zinc grades at Cannington.

Uranium – Uranium production decreased by three per cent in the December 2013 half year as a result of planned maintenance at Olympic Dam.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Oxide Leach Area Project (Chile) 57.5%	721	H1 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On schedule and budget. The overall project is 86% complete.
Escondida Organic Growth Project 1 (Chile) 57.5%	3,838	H1 CY15	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant.	On schedule and budget. The overall project is 61% complete.
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 4% complete.

BHP Billiton operational review for the half year ended 31 December 2013	7

Iron Ore

Production

	DEC 2013 HALF	DEC 2013 QTR	DEC H13 vs DEC H12	DEC Q13 vs DEC Q12	DEC Q13 vs SEP Q13
Iron ore (‘000 tonnes)	97,820	48,867	19%	16%	0%

Iron ore – Iron ore production increased by 19 per cent in the December 2013 half year to a record 98 million tonnes.

WAIO achieved record production of 108 million tonnes (100 per cent basis) for the December 2013 half year, despite weather related downtime and an increase in planned maintenance during the December 2013 quarter. This record result reflected strong operating performance, the early delivery of production from Jimblebar and a series of volume enhancing productivity initiatives, which included increased utilisation rates for several relocatable crushers installed at our operating mines. While these crushers have increased the capacity of our supply chain at a low capital cost and contributed to a significant rise in profitability, the previously signalled increase in the strip ratio at WAIO has more than offset the unit cost savings achieved across the broader supply chain.

Our WAIO business continues to perform strongly, however we have maintained production guidance of 212 million tonnes (100 per cent basis) for the 2014 financial year given the general uncertainty that exists as we enter the wet season.

The ramp up of phase one capacity at Jimblebar to 35 mtpa (100 per cent basis) is expected to be completed by the end of the 2015 financial year. Longer term, a low cost option to expand Jimblebar to 55 mtpa (100 per cent basis) and the broader debottlenecking of the supply chain are expected to underpin further capital efficient growth in capacity to approximately 260 mtpa to 270 mtpa (100 per cent basis).

Samarco’s (Brazil) three pellet plants continued to operate at capacity during the period.

Total iron ore production guidance for the 2014 financial year remains unchanged at 192 million tonnes.

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress
WAIO Port Blending and Rail Yard Facilities (Australia) 85%	1,000	xiii	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain.	First ore was handled in Q4 CY13. On schedule and budget on the basis of the revised scope. The overall project is 98% complete.
Samarco Fourth Pellet Plant (Brazil) 50%	1,750		H1 CY14	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	On schedule and budget. The overall project is 98% complete.

On 25 November 2013, BHP Billiton approved an investment of US$301 million (BHP Billiton share) to replace two shiploaders at WAIO’s Nelson Point operations in Port Hedland. The two new shiploaders will increase the reliability of our inner harbour port facilities and create additional port capacity that will be utilised as a series of debottlenecking initiatives increase the capacity of our supply chain. Commissioning of the two replacement shiploaders is scheduled for the second half of the 2014 calendar year.

BHP Billiton operational review for the half year ended 31 December 2013	8

Coal

Production

	DEC 2013 HALF	DEC 2013 QTR	DEC H13 vs DEC H12	DEC Q13 vs DEC Q12	DEC Q13 vs SEP Q13
Metallurgical coal (‘000 tonnes)	21,725	11,540	22%	30%	13%
Energy coal (‘000 tonnes)	37,406	17,767	-1%	-5%	-10%

Metallurgical coal – Metallurgical coal production increased by 22 per cent in the December 2013 half year to a record 22 million tonnes.

Queensland Coal (Australia) delivered record production and sales volumes for the December 2013 half year, underpinned by strong performance across all operations. This included record production at South Walker Creek, Saraji and Poitrel. The business continued to benefit from our productivity initiatives, achieving annualised production of 68 million tonnes (100 per cent basis) in the December 2013 quarter.

Illawarra Coal (Australia) production declined by 13 per cent in the December 2013 half year, due to an extended outage at Dendrobium and a scheduled longwall move at West Cliff in the September 2013 quarter. Operations are expected to return to normal production levels by the end of the March 2014 quarter.

Our Queensland Coal business continues to perform strongly, however we have retained total metallurgical coal production guidance of 41 million tonnes for the 2014 financial year given the general uncertainty that exists as we enter the wet season.

Energy coal – Energy coal production of 37 million tonnes was in line with the December 2012 half year. Record production at both New South Wales Energy Coal (Australia) and Cerrejon Coal (Colombia) offset the impact of industrial action, lower yields and adverse weather conditions at BECSA (South Africa).

Total energy coal production guidance for the 2014 financial year remains unchanged at 73 million tonnes.

BHP Billiton completed the sale of the Navajo mine to the Navajo Transitional Energy Company effective 30 December 2013. As BHP Billiton will remain the mine manager and operator until 2016, production and financial results for Navajo Mine will continue to be reported by the Group.

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress
Cerrejon P40 Project (Colombia) 33.3%	437		CY13	Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum.	First coal was handled in Q4 CY13. Port still to be completed. On schedule and budget. The overall project is 86% complete.
Caval Ridge (Australia) 50%	1,870	xiii	CY14	Greenfield mine development to produce an initial 5.5 million tonnes per annum of export metallurgical coal.	On schedule and budget. The overall project is 96% complete.
Hay Point Stage Three Expansion (Australia) 50%	1,505	xiii	CY15	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability.	On revised schedule and budget. The overall project is 77% complete.
Appin Area 9 (Australia) 100%	845		CY16	Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 million tonnes per annum of metallurgical coal.	On schedule and budget. The overall project is 57% complete.

BHP Billiton operational review for the half year ended 31 December 2013	9

Aluminium, Manganese and Nickel

Production

	DEC 2013 HALF	DEC 2013 QTR	DEC H13 vs DEC H12	DEC Q13 vs DEC Q12	DEC Q13 vs SEP Q13
Alumina (‘000 tonnes)	2,603	1,352	8%	10%	8%
Aluminium (‘000 tonnes)	612	302	8%	2%	-3%
Manganese ore (‘000 tonnes)	4,246	2,200	0%	4%	8%
Manganese alloy (‘000 tonnes)	303	166	7%	8%	21%
Nickel (‘000 tonnes)	78.2	37.8	9%	9%	-6%

Alumina – Alumina production increased by eight per cent in the December 2013 half year to a record 2.6 million tonnes. The Efficiency and Growth project at Worsley (Australia) reached nameplate capacity and the Alumar refinery (Brazil) achieved record production.

Aluminium – Aluminium production increased by eight per cent in the December 2013 half year to 612 thousand tonnes. Production benefited from strong operating performance at our Southern African smelters which included a half year production record at Hillside (South Africa).

Manganese ore – Manganese ore production was in line with the December 2012 half year as improved performance at Hotazel (South Africa) was offset by lower recoveries at GEMCO (Australia).

Manganese alloy – Manganese alloy volumes increased by seven per cent from the December 2012 half year which was affected by the temporary suspension of operations at TEMCO (Australia).

Nickel – Nickel production increased by nine per cent from the December 2012 half year which was affected by planned maintenance at the Nickel West Kalgoorlie smelter and Kwinana refinery (both Australia).

On 31 October 2013, production at Nickel West Leinster Perseverance underground mine was suspended following a significant seismic event. A subsequent review of the incident determined it was unsafe to resume operations. Mining at Rocky’s Reward open cut mine, near Leinster, will provide an alternative ore supply to our integrated business. Total saleable nickel production at Nickel West in the 2014 financial year is expected to be in line with the prior year, although the impact on production for the 2015 financial year continues to be assessed.

BHP Billiton operational review for the half year ended 31 December 2013	10

Minerals exploration

Greenfield minerals exploration is focused on advancing copper targets within Chile and Peru. Minerals exploration expenditure in the December 2013 half year was US$219 million, of which US$195 million was expensed.

[i]	Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and deferred stripping.
ii	Refers to copper equivalent production based on average realised product prices for the 2013 financial year.
iii	Excludes deferred stripping.
iv	Includes adjustment for IFRS 10 and IFRS 11.
[v]	Primarily includes Escondida, Jimblebar, BHP Billiton Mitsui Coal (BMC) and our manganese operations.
vi	Primarily includes Antamina, Samarco and Cerrejon Coal.
vii	Excludes third party product.
viii	Excludes Antamina.
ix	Excludes freight revenue.
[x]	Export sales only, excludes Cerrejon Coal. Includes thermal coal sales from metallurgical coal mines.
xi	Excludes internal sales.
xii	Includes third party product.
xiii	Excludes announced pre-commitment funding.

BHP Billiton operational review for the half year ended 31 December 2013	11

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

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Investor Relations

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BHP Billiton operational review for the half year ended 31 December 2013	12

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		DEC 2012	SEP 2013	DEC 2013	DEC 2013	DEC 2012	DEC YTD13 vs DEC YTD12	DEC Q13 vs DEC Q12	DEC Q13 vs SEP Q13

Petroleum
Crude oil & condensate	(‘000 bbl)	19,228	20,421	19,202	39,623	37,264	6%	0%	-6%
Natural gas	(bcf)	219.66	219.66	202.65	422.31	452.51	-7%	-8%	-8%
NGL	(‘000 boe)	4,064	5,632	4,771	10,403	8,475	23%	17%	-15%
Total petroleum products	(million boe)	59.9	62.7	57.7	120.4	121.2	-1%	-4%	-8%

Copper
Copper	(‘000 tonnes)	414.6	403.3	439.9	843.2	794.0	6%	6%	9%
Lead	(tonnes)	46,135	46,445	47,839	94,284	98,318	-4%	4%	3%
Zinc	(tonnes)	26,209	28,555	32,855	61,410	52,131	18%	25%	15%
Gold	(ounces)	42,574	45,045	45,655	90,700	82,542	10%	7%	1%
Silver	(‘000 ounces)	8,772	8,688	8,850	17,538	18,218	-4%	1%	2%
Uranium oxide concentrate	(tonnes)	1,005	970	1,008	1,978	2,035	-3%	0%	4%
Molybdenum	(tonnes)	410	458	379	837	864	-3%	-8%	-17%

Iron ore
Iron ore	(‘000 tonnes)	42,190	48,953	48,867	97,820	81,962	19%	16%	0%

Coal
Metallurgical coal	(‘000 tonnes)	8,888	10,185	11,540	21,725	17,826	22%	30%	13%
Energy coal	(‘000 tonnes)	18,738	19,639	17,767	37,406	37,882	-1%	-5%	-10%

Aluminium, Manganese and Nickel
Alumina	(‘000 tonnes)	1,232	1,251	1,352	2,603	2,402	8%	10%	8%
Aluminium	(‘000 tonnes)	297	310	302	612	566	8%	2%	-3%
Manganese ore	(‘000 tonnes)	2,117	2,046	2,200	4,246	4,263	0%	4%	8%
Manganese alloy	(‘000 tonnes)	153	137	166	303	283	7%	8%	21%
Nickel	(‘000 tonnes)	34.7	40.4	37.8	78.2	71.7	9%	9%	-6%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton operational review for the half year ended 31 December 2013	13

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Petroleum
Production
Crude oil and condensate (‘000 bbl)		19,228	16,689	18,559	20,421	19,202	39,623	37,264
Natural gas (bcf)		219.66	207.27	214.49	219.66	202.65	422.31	452.51
NGL (‘000 boe) (a)		4,064	4,182	4,882	5,632	4,771	10,403	8,475

Total petroleum products (million boe)		59.9	55.4	59.2	62.7	57.7	120.4	121.2

Copper (b)
Copper
Payable metal in concentrate (‘000 tonnes)
Escondida (c)	57.5%	209.9	222.6	223.0	205.1	208.0	413.1	385.9
Antamina	33.8%	39.6	25.2	34.7	41.9	42.4	84.3	79.8
Pinto Valley	100%	0.5	5.3	10.8	10.9	1.6	12.5	0.5

Total		250.0	253.1	268.5	257.9	252.0	509.9	466.2

Cathode (‘000 tonnes)
Escondida (c)	57.5%	71.0	75.3	79.3	73.2	77.5	150.7	143.3
Pampa Norte (d)	100%	58.8	56.4	64.7	43.5	59.4	102.9	111.5
Pinto Valley	100%	1.2	1.2	1.3	0.8	0.1	0.9	2.4
Olympic Dam	100%	33.6	47.7	47.9	27.9	50.9	78.8	70.6

Total		164.6	180.6	193.2	145.4	187.9	333.3	327.8

Total Copper		414.6	433.7	461.7	403.3	439.9	843.2	794.0

Lead
Payable metal in concentrate (tonnes)
Cannington	100%	45,937	48,899	66,666	46,287	47,259	93,546	97,860
Antamina	33.8%	198	181	368	158	580	738	458

Total		46,135	49,080	67,034	46,445	47,839	94,284	98,318

Zinc
Payable metal in concentrate (tonnes)
Cannington	100%	13,622	11,045	20,206	16,033	16,123	32,156	25,030
Antamina	33.8%	12,587	19,148	25,675	12,522	16,732	29,254	27,101

Total		26,209	30,193	45,881	28,555	32,855	61,410	52,131

Gold
Payable metal in concentrate (ounces)
Escondida (c)	57.5%	18,359	18,626	17,593	17,347	19,384	36,731	35,310
Olympic Dam (refined gold)	100%	24,215	27,531	38,477	27,649	26,271	53,920	47,232
Pinto Valley	100%	—	—	—	49	—	49	—

Total		42,574	46,157	56,070	45,045	45,655	90,700	82,542

Silver
Payable metal in concentrate (‘000 ounces)
Escondida (c)	57.5%	696	743	890	891	982	1,873	1,327
Antamina	33.8%	934	802	1,297	1,205	1,350	2,555	1,853
Cannington	100%	6,949	7,323	9,101	6,361	6,306	12,667	14,638
Olympic Dam (refined silver)	100%	193	214	266	190	212	402	400
Pinto Valley	100%	—	11	48	41	—	41	—

Total		8,772	9,093	11,602	8,688	8,850	17,538	18,218

Uranium oxide concentrate
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,005	926	1,105	970	1,008	1,978	2,035

Total		1,005	926	1,105	970	1,008	1,978	2,035

Molybdenum
Payable metal in concentrate (tonnes)
Antamina	33.8%	410	321	376	458	379	837	864

Total		410	321	376	458	379	837	864

Refer footnotes on page 16.

BHP Billiton operational review for the half year ended 31 December 2013	14

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Iron Ore
Production (‘000 tonnes) (e)
Newman (f)	85%	12,809	13,028	15,408	15,362	14,186	29,548	24,561
Goldsworthy Joint Venture	85%	378	296	—	202	428	630	810
Area C Joint Venture	85%	10,245	10,983	12,552	11,814	11,383	23,197	21,182
Yandi Joint Venture	85%	15,954	13,302	17,027	18,146	17,135	35,281	29,725
Jimblebar (g)	85%	—	—	—	700	2,894	3,594	—
Samarco	50%	2,804	2,596	2,702	2,729	2,841	5,570	5,684

Total		42,190	40,205	47,689	48,953	48,867	97,820	81,962

Coal
Metallurgical coal
Production (‘000 tonnes) (h)
BMA	50%	5,440	5,327	6,696	6,705	7,494	14,199	10,622
BHP Mitsui Coal (i)	80%	1,589	1,862	1,846	2,057	2,114	4,171	3,355
Illawarra	100%	1,859	1,777	2,316	1,423	1,932	3,355	3,849

Total		8,888	8,966	10,858	10,185	11,540	21,725	17,826

Energy coal
Production (‘000 tonnes)
South Africa (j)	90%	7,969	7,302	7,902	7,937	7,036	14,973	16,423
USA	100%	3,280	3,351	2,752	3,145	2,896	6,041	6,688
Australia	100%	4,827	3,837	4,893	5,372	4,544	9,916	9,280
Colombia	33.3%	2,662	1,512	3,014	3,185	3,291	6,476	5,491

Total		18,738	16,002	18,561	19,639	17,767	37,406	37,882

Aluminium, Manganese and Nickel
Alumina
Saleable production (‘000 tonnes)
Worsley	86%	944	911	961	946	1,024	1,970	1,803
Alumar	36%	288	302	304	305	328	633	599

Total		1,232	1,213	1,265	1,251	1,352	2,603	2,402

Aluminium
Production (‘000 tonnes)
Hillside	100%	167	178	181	184	183	367	306
Bayside	100%	24	24	24	24	24	48	48
Alumar	40%	39	37	39	35	28	63	78
Mozal	47.1%	67	64	66	67	67	134	134

Total		297	303	310	310	302	612	566

Manganese ores
Saleable production (‘000 tonnes)
South Africa (k)	44.4%	834	859	939	864	944	1,808	1,692
Australia (k)	60%	1,283	1,149	1,307	1,182	1,256	2,438	2,571

Total		2,117	2,008	2,246	2,046	2,200	4,246	4,263

Manganese alloys
Saleable production (‘000 tonnes)
South Africa (k) (l)	60%	91	86	104	86	94	180	184
Australia (k)	60%	62	57	78	51	72	123	99

Total		153	143	182	137	166	303	283

Nickel
Saleable production (‘000 tonnes)
Cerro Matoso	99.9%	12.4	12.3	12.8	12.0	12.3	24.3	25.7
Nickel West	100%	22.3	29.8	27.5	28.4	25.5	53.9	46.0

Total		34.7	42.1	40.3	40.4	37.8	78.2	71.7

Refer footnotes on page 16.

BHP Billiton operational review for the half year ended 31 December 2013	15

BHP BILLITON ATTRIBUTABLE PRODUCTION

(a)	LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Metal production is reported on the basis of payable metal.
(c)	Shown on 100% basis following the application of the new IFRS 10 which came into effect from 1 July 2013. BHP Billiton interest in saleable production is 57.5%.
(d)	Includes Cerro Colorado and Spence.
(e)	Iron ore production is reported on a wet tonnes basis.
(f)	Newman includes Mt Newman Joint Venture and Wheelarra.
(g)	Shown on 100% basis. BHP Billiton interest in saleable production is 85%.
(h)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(j)	Shown on 100% basis. BHP Billiton interest in saleable production is 90%.
(k)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(l)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton operational review for the half year ended 31 December 2013	16

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Petroleum
BHP Billiton attributable production unless otherwise stated.

Crude oil and condensate (‘000 barrels)
Bass Strait	2,081	1,934	2,229	2,247	1,958	4,205	4,650
North West Shelf	1,829	1,526	1,646	1,865	1,497	3,362	3,696
Stybarrow	464	323	401	348	317	665	998
Pyrenees	2,379	1,659	1,817	1,707	1,295	3,002	4,984
Other Australia (a)	15	15	12	14	12	26	32
Atlantis (b)	2,376	1,471	2,594	2,953	3,988	6,941	3,930
Mad Dog (b)	906	791	649	732	496	1,228	1,275
Shenzi (b)	4,008	3,580	3,378	3,467	3,201	6,668	7,791
Onshore US (c)	2,658	3,071	3,614	5,044	4,238	9,282	5,016
Trinidad/Tobago	362	331	259	320	314	634	738
Other Americas (b) (d)	410	384	403	378	373	751	777
UK (e)	355	326	282	142	305	447	615
Algeria	1,316	1,207	1,210	1,142	1,156	2,298	2,625
Pakistan	69	71	65	62	52	114	137

Total	19,228	16,689	18,559	20,421	19,202	39,623	37,264

Natural gas (billion cubic feet)
Bass Strait	26.67	23.38	33.63	34.20	22.73	56.93	66.73
North West Shelf	34.09	31.29	30.29	34.18	30.35	64.53	69.42
Other Australia (a)	5.48	5.17	4.54	9.32	15.12	24.44	11.68
Atlantis (b)	0.89	0.54	0.83	1.26	1.85	3.11	1.48
Mad Dog (b)	0.18	0.15	0.05	0.11	0.07	0.18	0.24
Shenzi (b)	0.94	0.81	0.78	0.80	0.76	1.56	3.05
Onshore US (c)	123.03	115.69	118.08	114.89	105.29	220.18	245.62
Trinidad/Tobago	9.15	8.84	9.07	9.90	9.66	19.56	18.36
Other Americas (b) (d)	0.48	0.59	0.29	0.27	0.29	0.56	0.83
UK (e)	5.26	6.44	4.09	3.47	6.25	9.72	8.55
Pakistan	13.49	14.37	12.84	11.26	10.28	21.54	26.55

Total	219.66	207.27	214.49	219.66	202.65	422.31	452.51

NGL (‘000 barrels of oil equivalent)
Bass Strait	1,342	1,405	1,753	2,001	1,603	3,604	3,395
North West Shelf	354	323	312	399	234	633	739
Atlantis (b)	209	96	200	255	348	603	263
Mad Dog (b)	72	55	—	38	24	62	88
Shenzi (b)	324	269	224	266	252	518	694
Onshore US (c)	1,736	2,004	2,375	2,656	2,295	4,951	3,252
Other Americas (b) (d)	16	13	9	11	10	21	33
UK (e)	11	17	9	6	5	11	11

Total	4,064	4,182	4,882	5,632	4,771	10,403	8,475

Total Petroleum Products	59.9	55.4	59.2	62.7	57.7	120.4	121.2

(million barrels of oil equivalent) (f)

(a)	Other Australia includes Minerva and Macedon. Macedon achieved first production in August 2013.
(b)	Gulf of Mexico volumes are net of royalties.
(c)	Onshore US volumes are net of mineral holder royalties.
(d)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(e)	An agreement to sell Liverpool Bay was reached in October 2013 and the transaction is expected to close before the end of the 2014 financial year.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton operational review for the half year ended 31 December 2013	17

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Copper
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined	(‘000 tonnes)	96,938	94,567	98,665	93,744	93,814	187,558	199,437
Sulphide ore milled	(‘000 tonnes)	18,796	18,964	19,295	18,276	19,584	37,860	35,646
Average copper grade	(%)	1.39%	1.44%	1.42%	1.37%	1.30%	1.33%	1.37%
Production ex mill	(‘000 tonnes)	216.6	229.3	231.9	210.6	214.4	425.0	401.8

Production
Payable copper	(‘000 tonnes)	209.9	222.6	223.0	205.1	208.0	413.1	385.9
Payable gold concentrate	(fine ounces)	18,359	18,626	17,593	17,347	19,384	36,731	35,310
Copper cathode (EW)	(‘000 tonnes)	71.0	75.3	79.3	73.2	77.5	150.7	143.3
Payable silver concentrate	(‘000 ounces)	696	743	890	891	982	1,873	1,327

Sales
Payable copper	(‘000 tonnes)	226.6	215.8	228.2	192.3	228.1	420.4	392.2
Payable gold concentrate	(fine ounces)	19,235	18,325	15,831	12,490	18,602	31,092	34,885
Copper cathode (EW)	(‘000 tonnes)	81.4	59.1	95.0	63.0	86.7	149.7	148.9
Payable silver concentrate	(‘000 ounces)	772	720	908	836	1,076	1,912	1,335

(a) Shown on 100% basis following the application of the new IFRS 10 which came into effect from 1 July 2013. BHP Billiton interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(‘000 tonnes)	15,722	14,964	16,303	15,771	17,487	33,258	31,789
Ore milled	(‘000 tonnes)	4,206	4,350	4,351	4,161	4,501	8,662	8,711
Average copper grade	(%)	0.66%	0.65%	0.82%	0.78%	0.76%	0.77%	0.60%

Production
Copper cathode (EW)	(‘000 tonnes)	17.9	14.6	21.2	17.6	19.4	37.0	35.7

Sales
Copper cathode (EW)	(‘000 tonnes)	18.8	13.7	21.7	17.3	17.6	34.9	34.9

Spence
Material mined	(‘000 tonnes)	25,999	28,861	28,646	24,331	27,911	52,242	53,540
Ore milled	(‘000 tonnes)	4,161	4,041	4,146	4,860	4,788	9,648	7,913
Average copper grade	(%)	1.29%	1.38%	1.16%	1.11%	1.25%	1.18%	1.23%

Production
Copper cathode (EW)	(‘000 tonnes)	40.9	41.8	43.5	25.9	40.0	65.9	75.8

Sales
Copper cathode (EW)	(‘000 tonnes)	42.6	29.8	57.9	25.9	35.9	61.8	73.7

BHP Billiton operational review for the half year ended 31 December 2013	18

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Copper
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(‘000 tonnes)	49,246	48,032	56,254	56,428	50,872	107,300	103,728
Sulphide ore milled (100%)	(‘000 tonnes)	11,752	10,330	12,424	11,765	12,521	24,286	24,026
Average head grades
- Copper	(%)	1.16%	0.88%	1.03%	1.21%	1.15%	1.18%	1.15%
- Zinc	(%)	0.64%	0.93%	1.02%	0.56%	0.72%	0.64%	0.65%

Production
Payable copper	(‘000 tonnes)	39.6	25.2	34.7	41.9	42.4	84.3	79.8
Payable zinc	(tonnes)	12,587	19,148	25,675	12,522	16,732	29,254	27,101
Payable silver	(‘000 ounces)	934	802	1,297	1,205	1,350	2,555	1,853
Payable lead	(tonnes)	198	181	368	158	580	738	458
Payable molybdenum	(tonnes)	410	321	376	458	379	837	864

Sales
Payable copper	(‘000 tonnes)	42.7	24.1	31.9	41.3	44.5	85.8	82.4
Payable zinc	(tonnes)	17,874	16,062	22,560	16,123	18,397	34,520	33,393
Payable silver	(‘000 ounces)	1,101	772	1,165	1,503	1,367	2,870	1,950
Payable lead	(tonnes)	276	115	262	297	368	665	606
Payable molybdenum	(tonnes)	381	371	283	411	442	853	917

Cannington, Australia
Material mined	(‘000 tonnes)	817	810	802	893	974	1,867	1,534
Ore milled	(‘000 tonnes)	793	713	866	750	852	1,602	1,566
Average head grades
- Silver	(g/t)	317	364	401	315	274	293	336
- Lead	(%)	7.0%	7.7%	9.1%	7.4%	6.7%	7.0%	7.3%
- Zinc	(%)	2.9%	2.7%	3.8%	3.2%	3.1%	3.1%	2.7%

Production
Payable silver	(‘000 ounces)	6,949	7,323	9,101	6,361	6,306	12,667	14,638
Payable lead	(tonnes)	45,937	48,899	66,666	46,287	47,259	93,546	97,860
Payable zinc	(tonnes)	13,622	11,045	20,206	16,033	16,123	32,156	25,030

Sales
Payable silver	(‘000 ounces)	6,694	7,265	7,793	7,844	6,548	14,392	15,200
Payable lead	(tonnes)	46,319	48,661	64,633	56,500	47,185	103,685	105,361
Payable zinc	(tonnes)	16,321	9,439	21,056	17,286	18,241	35,527	26,700

BHP Billiton operational review for the half year ended 31 December 2013	19

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Copper
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	2,123	2,448	2,750	2,897	2,717	5,614	4,349
Ore milled	(‘000 tonnes)	2,435	2,353	2,641	2,404	2,641	5,045	4,906
Average copper grade	(%)	1.71%	1.73%	1.86%	1.85%	1.86%	1.86%	1.81%
Average uranium grade	(kg/t)	0.51	0.50	0.56	0.53	0.52	0.52	0.53

Production
Copper cathode (ER)	(‘000 tonnes)	30.4	44.7	45.1	25.9	47.6	73.5	64.4
Copper cathode (EW)	(‘000 tonnes)	3.2	3.0	2.8	2.0	3.3	5.3	6.2
Uranium oxide concentrate	(tonnes)	1,005	926	1,105	970	1,008	1,978	2,035
Refined gold	(fine ounces)	24,215	27,531	38,477	27,649	26,271	53,920	47,232
Refined silver	(‘000 ounces)	193	214	266	190	212	402	400

Sales
Copper cathode (ER)	(‘000 tonnes)	33.2	40.1	46.4	26.8	43.3	70.1	68.3
Copper cathode (EW)	(‘000 tonnes)	2.7	3.1	3.5	2.1	2.8	4.9	6.1
Uranium oxide concentrate	(tonnes)	1,343	816	1,374	930	1,037	1,967	1,958
Refined gold	(fine ounces)	25,227	24,678	38,394	21,675	32,226	53,901	46,176
Refined silver	(‘000 ounces)	169	211	275	176	177	353	434

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, US (a)
Production
Payable copper	(‘000 tonnes)	0.5	5.3	10.8	10.9	1.6	12.5	0.5
Copper cathode (EW)	(‘000 tonnes)	1.2	1.2	1.3	0.8	0.1	0.9	2.4
Payable silver	(‘000 ounces)	—	11	48	41	—	41	—
Payable gold	(ounces)	—	—	—	49	—	49	—

Sales
Payable copper	(‘000 tonnes)	—	2.6	9.9	7.3	—	7.3	—
Copper cathode (EW)	(‘000 tonnes)	1.2	1.1	1.4	1.1	—	1.1	2.4
Payable silver	(‘000 ounces)	—	11	48	41	—	41	—
Payable gold	(ounces)	—	—	—	49	—	49	—

(a)	On 11 October 2013 BHP Billiton completed the sale of its Pinto Valley operations.

BHP Billiton operational review for the half year ended 31 December 2013	20

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Iron Ore
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Iron ore
Pilbara, Australia
Production (a)
Newman (b)	12,809	13,028	15,408	15,362	14,186	29,548	24,561
Goldsworthy Joint Venture	378	296	—	202	428	630	810
Area C Joint Venture	10,245	10,983	12,552	11,814	11,383	23,197	21,182
Yandi Joint Venture	15,954	13,302	17,027	18,146	17,135	35,281	29,725
Jimblebar (c)	—	—	—	700	2,894	3,594	—

Total	39,386	37,609	44,987	46,224	46,026	92,250	76,278

Total production (100%)	46,337	44,245	52,926	54,258	53,638	107,896	89,740

Sales
Lump	9,806	9,339	11,284	10,292	9,996	20,288	18,144
Fines	30,479	28,370	34,621	35,235	35,756	70,991	59,197

Total	40,285	37,709	45,905	45,527	45,752	91,279	77,341

Total sales (100%)	47,393	44,363	54,006	53,561	53,808	107,369	90,988

(a)    Iron ore production and sales are reported on a wet tonnes basis.

(b)    Newman includes Mt Newman Joint Venture and Wheelarra.

(c)    Shown on 100% basis. BHP Billiton interest in saleable production is 85%.

Samarco, Brazil
Production (a)	2,804	2,596	2,702	2,729	2,841	5,570	5,684

Sales	3,227	2,515	2,651	2,676	3,025	5,701	5,849

(a)	Iron ore production and sales are reported on a wet tonnes basis.

BHP Billiton operational review for the half year ended 31 December 2013	21

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Coal
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Metallurgical coal
Queensland, Australia
Production (a)
BMA
Blackwater	1,588	1,157	1,539	1,691	1,655	3,346	2,736
Goonyella	1,392	1,478	1,816	1,737	1,999	3,736	2,927
Peak Downs	1,151	1,225	1,140	1,112	1,201	2,313	2,180
Saraji	994	711	971	1,197	1,195	2,392	1,767
Gregory Joint Venture (b)	315	657	854	464	850	1,314	1,012
Daunia	—	99	376	504	594	1,098	—

BMA total	5,440	5,327	6,696	6,705	7,494	14,199	10,622

BHP Mitsui Coal (c)
South Walker Creek	864	1,188	1,215	1,298	1,313	2,611	1,948
Poitrel	725	674	631	759	801	1,560	1,407

BHP Mitsui Coal total	1,589	1,862	1,846	2,057	2,114	4,171	3,355

Queensland total	7,029	7,189	8,542	8,762	9,608	18,370	13,977

Sales
Coking coal	5,561	4,933	6,316	6,123	6,517	12,640	9,619
Weak coking coal	1,820	2,029	2,417	2,397	2,505	4,902	3,365
Thermal coal	237	75	30	160	271	431	476

Total	7,618	7,037	8,763	8,680	9,293	17,973	13,460

(a)    Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(b)    Gregory open-cut ceased production on 10 October 2012.

(c)    Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production (a)	1,859	1,777	2,316	1,423	1,932	3,355	3,849

Sales
Coking coal	1,785	1,595	1,877	1,084	1,495	2,579	3,560
Thermal coal	327	145	436	359	318	677	829

Total	2,112	1,740	2,313	1,443	1,813	3,256	4,389

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

BHP Billiton operational review for the half year ended 31 December 2013	22

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Coal
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Energy coal
South Africa (a)
Production	7,969	7,302	7,902	7,937	7,036	14,973	16,423

Sales
Export	3,583	3,604	3,363	2,504	4,087	6,591	6,968
Local utility	4,615	4,171	4,353	4,543	3,811	8,354	9,484
Inland	28	32	24	—	—	—	66

Total	8,226	7,807	7,740	7,047	7,898	14,945	16,518

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 90%.

New Mexico, US
Production
Navajo Coal (a)	2,012	1,944	1,569	1,670	1,400	3,070	3,955
San Juan Coal	1,268	1,407	1,183	1,475	1,496	2,971	2,733

Total	3,280	3,351	2,752	3,145	2,896	6,041	6,688

Sales - local utility	3,265	3,275	2,815	3,129	2,950	6,079	6,685

(a)    BHP Billiton completed the sale of Navajo Mine on 30 December 2013. BHP Billiton will remain the mine manager and operator until 2016 and therefore production will continue to be reported by the Group.

NSW Energy Coal, Australia
Production	4,827	3,837	4,893	5,372	4,544	9,916	9,280

Sales
Export	4,187	4,505	4,289	4,037	4,887	8,924	8,675
Inland	265	174	478	446	332	778	515

Total	4,452	4,679	4,767	4,483	5,219	9,702	9,190

Cerrejon Coal, Colombia
Production	2,662	1,512	3,014	3,185	3,291	6,476	5,491

Sales - export	2,702	1,774	3,157	3,155	3,067	6,222	5,332

BHP Billiton operational review for the half year ended 31 December 2013	23

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012

Aluminium, Manganese and Nickel
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Alumina
Saleable production
Worsley, Australia	944	911	961	946	1,024	1,970	1,803
Alumar, Brazil	288	302	304	305	328	633	599

Total	1,232	1,213	1,265	1,251	1,352	2,603	2,402

Sales
Worsley, Australia	916	910	1,031	897	961	1,858	1,736
Alumar, Brazil	298	296	329	278	320	598	650

Total	1,214	1,206	1,360	1,175	1,281	2,456	2,386

Aluminium
Production
Hillside, South Africa	167	178	181	184	183	367	306
Bayside, South Africa	24	24	24	24	24	48	48
Alumar, Brazil	39	37	39	35	28	63	78
Mozal, Mozambique	67	64	66	67	67	134	134

Total	297	303	310	310	302	612	566

Sales
Hillside, South Africa	171	166	191	180	173	353	310
Bayside, South Africa	26	27	26	24	24	48	52
Alumar, Brazil	41	39	38	34	28	62	87
Mozal, Mozambique	65	76	65	68	74	142	123

Total	303	308	320	306	299	605	572

Manganese ore
Saleable production
South Africa (a)	834	859	939	864	944	1,808	1,692
Australia (a)	1,283	1,149	1,307	1,182	1,256	2,438	2,571

Total	2,117	2,008	2,246	2,046	2,200	4,246	4,263

Sales
South Africa (a)	808	835	970	920	714	1,634	1,686
Australia (a)	979	1,326	1,102	1,078	1,445	2,523	2,150

Total	1,787	2,161	2,072	1,998	2,159	4,157	3,836

Manganese alloy
Saleable production
South Africa (a) (b)	91	86	104	86	94	180	184
Australia (a)	62	57	78	51	72	123	99

Total	153	143	182	137	166	303	283

Sales
South Africa (a) (b)	112	89	110	88	87	175	186
Australia (a)	52	68	61	54	63	117	98

Total	164	157	171	142	150	292	284

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(b)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton operational review for the half year ended 31 December 2013	24

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2012	MAR 2013	JUN 2013	SEP 2013	DEC 2013	DEC 2013	DEC 2012
Aluminium, Manganese and Nickel
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Nickel
Cerro Matoso, Colombia
Production	12.4	12.3	12.8	12.0	12.3	24.3	25.7

Sales	13.7	13.0	13.1	12.6	12.3	24.9	26.0

Nickel West, Australia
Saleable production
Nickel contained in concentrate	4.1	3.1	3.0	3.4	2.4	5.8	5.4
Nickel contained in finished matte	7.6	9.7	8.6	8.8	6.1	14.9	13.4
Nickel metal	10.6	17.0	15.9	16.2	17.0	33.2	27.2

Nickel production	22.3	29.8	27.5	28.4	25.5	53.9	46.0

Sales
Nickel contained in concentrate	2.9	3.1	3.0	2.7	2.8	5.5	4.5
Nickel contained in finished matte	7.0	9.0	9.7	7.8	7.4	15.2	13.7
Nickel metal	12.8	19.5	17.7	15.3	17.2	32.5	27.0

Nickel sales	22.7	31.6	30.4	25.8	27.4	53.2	45.2

BHP Billiton operational review for the half year ended 31 December 2013	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 22, 2014	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary